CERTIFICATE FOR

RENEWAL AND REVIVAL OF CHARTER

The corporation organized under the laws of the State of Delaware, the charter of which was forfeited for failure to obtain a registered agent, now desires to procure a revival of its charter pursuant to Section 312 of the General Corporation Law of the State of Delaware, and hereby certifies as follows:

1. The name of the corporation shall now be:

FREE FLOW USA, INC.

The name, if different, under which the corporation was originally incorporated is: **FREE FLOW, INC.**

2. The registered office of the corporation in the State of Delaware is located at Suite 201, 900 Foulk Road, Wilmington, New Castle County, Delaware, 19803. The name of its registered agent at such address upon whom process against this Corporation may be served is Corporations & Companies, Inc.

3. The date of filing of the Corporation's original Certificate of Incorporation in Delaware was October 28, 2011.

4. The corporation desiring to be revived and so reviving its certificate of incorporation was organized under the laws of this State.

5. The corporation was duly organized and carried on the business authorized by its charter until the 18th day of November 2023 at which time its charter became inoperative and forfeited for failure to obtain a registered agent and the certificate for revival is filed by authority of the duly elected directors of the corporation in accordance with the laws of the State of Delaware.

IN TESTIMONY WHEREOF, and in compliance with the provisions of Section 312 of the General Corporation Law of the State of Delaware, as amended, providing for the renewal, extension and restoration of charters, the last and acting President of **FREE FLOW, INC.** has hereunto set his hand to this Certificate this 28th day of May, 2024.

By: [signature]
Sabir Saleem, President

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:07 PM 05/28/2024
FILED 04:07 PM 05/28/2024
SR 20242526949 - File Number 5058430